UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LIGHTINTHEBOX HOLDING CO., LTD.

(Name of Issuer)

Ordinary shares, $0.000067 par value per share

(Title of Class of Securities)

53225G102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Ceyuan Ventures II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 13,291,591 Shares (2)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 13,291,591 Shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,291,591 Shares (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.76% (3)
12	Type of Reporting Person PN

(1)	This Schedule 13G is filed by Ceyuan Ventures II, L.P. (“CV II”), Ceyuan Ventures Advisors Fund II, LLC (“CVAF II”), Ceyuan Ventures Management II, LLC (“CVM II,” together with CV II and CVAF II, collectively, the “Ceyuan Entities”), and Bo Feng (“Feng,” together with the Ceyuan Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CVM II serves as the sole general partner of CV II and is the sole director of CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. Mr. Feng is the Executive Managing Director of CVM II and exercises voting and investment control over the shares held by CV II and CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. CVM II and Feng own no securities of the Issuer directly.
(2)	Includes 12,798,472 Ordinary Shares held by CV II and 493,119 Ordinary Shares held by CVAF II.
(3)	The percentage is based upon 96,617,349 Ordinary Shares of the Issuer outstanding as of December 31, 2014, as reported by the Issuer in its annual report on Form 20-F filed April 17, 2015.

1	Names of Reporting Persons Ceyuan Ventures Advisors Fund II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 13,291,591 Shares (2)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 13,291,591 Shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,291,591 Shares (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.76% (3)
12	Type of Reporting Person OO

(1)	This Schedule 13G is filed by Ceyuan Ventures II, L.P. (“CV II”), Ceyuan Ventures Advisors Fund II, LLC (“CVAF II”), Ceyuan Ventures Management II, LLC (“CVM II,” together with CV II and CVAF II, collectively, the “Ceyuan Entities”), and Bo Feng (“Feng,” together with the Ceyuan Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CVM II serves as the sole general partner of CV II and is the sole director of CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. Mr. Feng is the Executive Managing Director of CVM II and exercises voting and investment control over the shares held by CV II and CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. CVM II and Feng own no securities of the Issuer directly.
(2)	Includes 12,798,472 Ordinary Shares held by CV II and 493,119 Ordinary Shares held by CVAF II .
(3)	The percentage is based upon 96,617,349 Ordinary Shares of the Issuer outstanding as of December 31, 2014, as reported by the Issuer in its annual report on Form 20-F filed April 17, 2015.

1	Names of Reporting Persons Ceyuan Ventures Management II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 13,291,591 Shares (2)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 13,291,591 Shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,291,591 Shares (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.76% (3)
12	Type of Reporting Person OO

(1)	This Schedule 13G is filed by Ceyuan Ventures II, L.P. (“CV II”), Ceyuan Ventures Advisors Fund II, LLC (“CVAF II”), Ceyuan Ventures Management II, LLC (“CVM II,” together with CV II and CVAF II, collectively, the “Ceyuan Entities”), and Bo Feng (“Feng,” together with the Ceyuan Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CVM II serves as the sole general partner of CV II and is the sole director of CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. Mr. Feng is the Executive Managing Director of CVM II and exercises voting and investment control over the shares held by CV II and CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. CVM II and Feng own no securities of the Issuer directly.
(2)	Includes 12,798,472 Ordinary Shares held by CV II and 493,119 Ordinary Shares held by CVAF II.
(3)	The percentage is based upon 96,617,349 Ordinary Shares of the Issuer outstanding as of December 31, 2014, as reported by the Issuer in its annual report on Form 20-F filed April 17, 2015.

1	Names of Reporting Persons Bo Feng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 13,291,591 Shares (2)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 13,291,591 Shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,291,591 Shares (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.76% (3)
12	Type of Reporting Person IN

(1)	This Schedule 13G is filed by Ceyuan Ventures II, L.P. (“CV II”), Ceyuan Ventures Advisors Fund II, LLC (“CVAF II”), Ceyuan Ventures Management II, LLC (“CVM II,” together with CV II and CVAF II, collectively, the “Ceyuan Entities”), and Bo Feng (“Feng,” together with the Ceyuan Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CVM II serves as the sole general partner of CV II and is the sole director of CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. Mr. Feng is the Executive Managing Director of CVM II and exercises voting and investment control over the shares held by CV II and CVAF II and may be deemed to own beneficially the shares held by CV II and CVAF II. CVM II and Feng own no securities of the Issuer directly.
(2)	Includes 12,798,472 Ordinary Shares held by CV II and 493,119 Ordinary Shares held by CVAF II.
(3)	The percentage is based upon 96,617,349 Ordinary Shares of the Issuer outstanding as of December 31, 2014, as reported by the Issuer in its annual report on Form 20-F filed April 17, 2015.

Item 1(a).	Name of Issuer:
LightInTheBox Holding Co., Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices: Building 2, Area D, Floor 1-2, Diantong Times Square No. 7 Jiuxianquiao North Road Chaoyang District Beijing, 100020 People’s Republic of China

Item 2(a).	Name of Person Filing: This Schedule 13G is being jointly filed by:

Ceyuan Ventures II, L.P. (“CV II”) Ceyuan Ventures Advisors Fund II, LLC (“CVAF II”) Ceyuan Ventures Management II, LLC (“CVM II”) Bo Feng (“Feng”)
Item 2(b).

Address of Principal Business Office, or, if none, Residence:

Ceyuan Ventures Management II, LLC

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands, British West Indies

Item 2(c).	Citizenship:

CV II	-	Cayman Islands exempted limited partnership
CVAF II	-	Cayman Islands exempted limited company
CVM II	-	Cayman Islands exempted limited company
Feng	-	Hong Kong

Item 2(d).	Title of Class of Securities: Not Applicable.
Item 2(e).	CUSIP No.: 53225G102

Item 3.	Not Applicable.

Item 4.	Ownership

Ceyuan Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
CV II	12,798,472	0	13,291,591	0	13,291,591	13,291,591	13.76%
CVAF II	493,119	0	13,291,591	0	13,291,591	13,291,591	13.76%
CVM II	0	0	13,291,591	0	13,291,591	13,291,591	13.76%
Feng	0	0	13,291,591	0	13,291,591	13,291,591	13.76%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2016

Ceyuan Ventures II, L.P.

By:	Ceyuan Ventures Management II, LLC
Its:	General Partner

By:	/s/ Bo Feng
Bo Feng, Executive Managing Director

Ceyuan Ventures Advisors Fund II, LLC

By:	Ceyuan Ventures Management II, LLC
Its:	Sole Director

By:	/s/ Bo Feng
Bo Feng, Executive Managing Director

Ceyuan Ventures Management II, LLC

By:	/s/ Bo Feng
Bo Feng, Executive Managing Director

/s/ Bo Feng
Bo Feng

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Ceyuan Ventures II, L.P., Ceyuan Ventures Advisors Fund II, LLC, Ceyuan Ventures Management II, LLC and Bo Feng.